Exhibit 99.5

VectivBio Holding AG
Unaudited interim condensed consolidated statements of operations and other comprehensive loss

		For the six-months ended June 30,
In thousands of United States dollars (“USD”)	Notes	2022	2021
CONSOLIDATED STATEMENTS OF OPERATIONS
Revenue from contracts with customers	8	25,879	—
Research and development expenses	9	(37,511)	(26,494)
General and administrative expenses	10	(19,290)	(19,097)

Operating loss		(30,922)	(45,591)
Financial income	11	18	—
Financial expense	11	(622)	(23)
Foreign exchange differences, net	11	1,126	496

Loss before income taxes		(30,400)	(45,118)
Income taxes	12	(26)	—

Net loss		(30,426)	(45,118)
OTHER CONSOLIDATED COMPREHENSIVE INCOME OR LOSS, NET OF INCOME TAX
Remeasurement of net pension liabilities	17	830	508

Total items that will not be reclassified subsequently to profit or loss		830	508
Exchange differences arising on translation of foreign operations		(3,448)	(113)

Total items that may be reclassified subsequently to profit or loss		(3,448)	(113)

Total other comprehensive gain /(loss), net of income tax		(2,618)	395

Total comprehensive loss		(33,044)	(44,723)

LOSS PER SHARE
Basic and diluted net loss per share (in USD)	14	(0.86)	(2.26)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VectivBio Holding AG
Unaudited interim condensed consolidated statements of financial position

		As of
In thousands of USD	Notes	June 30, 2022	December 31, 2021
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment		16	51
Goodwill	15	894	925
Intangible assets	15	24,371	25,122
Right-of-use assets		220	291
Financial assets		59	61

Total non-current assets		25,560	26,450

CURRENT ASSETS
Other current receivables		1,206	777
Other current assets		9,101	6,597
Cash and cash equivalents		142,144	102,707

Total current assets		152,451	110,081

Total assets		178,011	136,531

EQUITY AND LIABILITIES
EQUITY
Share capital	16	2,661	1,935
Treasury shares	16	(581)	(35)
Reserves		292,315	246,815
Accumulated losses		(152,569)	(132,716)

Total equity		141,826	115,999

NON-CURRENT LIABILITIES
Lease liabilities		89	158
Net pension liabilities	17	2,436	3,190
Warrant liability	18	1,124	—

Total non-current liabilities		3,649	3,348

CURRENT LIABILITIES
Trade payables		12,527	8,595
Accrued expenses		14,944	8,339
Deferred revenue	21	3,488	—
Other current liabilities		1,445	116
Lease liabilities		132	134

Total current liabilities		32,536	17,184

Total liabilities		36,185	20,532

Total equity and liabilities		178,011	136,531

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VectivBio Holding AG
Unaudited interim condensed consolidated statements of changes in equity

In thousands of USD	Share Capital (Note 16.1)	Treasury Shares (Note 16.2)	Capital Reserves (Reserves)	Foreign exchange (FX) translation (Reserves)	Accumulated losses	Total
Balance as of January 1, 2021	1,409	(39)	100,904	1,029	(71,065)	32,238

Net loss	—	—	—	—	(45,118)	(45,118)
Other comprehensive income/(loss)	—	—	—	(113)	508	395

Total comprehensive income/(loss)	—	—	—	(113)	(44,610)	(44,723)

Share capital increase	486	—	153,639	—	—	154,125
Share-based payments	—	—	—	—	11,801	11,801
Transaction costs due to capital increase	—	—	(13,039)	—	—	(13,039)

Balance as of June 30, 2021	1,895	(39)	241,503	916	(103,874)	140,402

Balance as of January 1, 2022	1,935	(35)	244,933	1,882	(132,716)	115,999

Net loss	—	—	—	—	(30,426)	(30,426)
Other comprehensive income/(loss)	—	—	—	(3,448)	830	(2,618)

Total comprehensive loss	—	—	—	(3,448)	(29,596)	(33,044)

Share capital increase (Note 16)	511	—	53,444	—	—	53,955
Share-based payments (Note 13)	—	—	—	—	9,412	9,412
Allocation of treasury shares to employees (Note 16)	—	(331)	—	—	331	—
Issue of treasury shares (Note 16)	215	(215)	—	—	—	—
Transaction costs due to capital increase (Note 16)	—	—	(4,496)	—	—	(4,496)

Balance as of June 30, 2022	2,661	(581)	293,881	(1,566)	(152,569)	141,826

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VectivBio Holding AG
Unaudited interim condensed consolidated statements of cash flows

		For the six-months ended June 30,
In thousands of USD	Notes	2022	2021
Net loss		(30,426)	(45,118)
Adjustments for:
Financial income	11	(18)	—
Financial expense	11	618	23
Change in fair value of warrants	18	4	—
Revaluation of contingent consideration liabilities		—	860
Depreciation and amortization expenses		121	152
Share-based payments	13	9,412	11,801
Group’s pension expense	17	175	92
Net foreign exchange differences		(2,993)	(945)
Changes in working capital:
- (Increase)/Decrease in other current receivables		(449)	365
- (Increase) in other current assets		(2,061)	(1,033)
- Increase/(Decrease) in trade payables		4,210	(6,051)
- Increase in accrued expenses		6,865	2,856
- Increase in deferred revenue	21	3,488	—
- Increase in other current liabilities		1,333	39
Interest received		18	—
Interest paid		(61)	(24)

Cash flow used in operating activities		(9,764)	(36,983)

Payments for property, plant and equipment		(17)	(33)
Payments to security deposit		(2)	(1)

Cash flow used in investing activities		(19)	(34)

Share capital increase	16	53,955	154,125
Transaction costs due to capital increase	16	(4,496)	(12,566)
Transaction costs due to Kreos Loan agreement	18	(100)	—
Lease principal payment		(67)	(68)

Cash flow provided by financing activities		49,292	141,491

Net increase in cash and cash equivalents		39,509	104,474
Cash and cash equivalents at beginning of the period		102,707	40,172
Net effect of exchange rate changes on cash and cash equivalents		(72)	(36)

Cash and cash equivalents at end of the period		142,144	144,610

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Notes to the unaudited interim condensed consolidated financial statements

1.	Organization and business
VectivBio Holding AG (the “Company”) is a Swiss stock corporation whose registered office is at Aeschenvorstadt 36, Basel, Switzerland. The Company was incorporated on May 22, 2019, in Switzerland. It is subject to provisions of the articles of incorporation and to article 620 et seq. of the Swiss Code of Obligations, which describes the legal requirements for corporations (“Aktiengesellschaften”).
The Company, and its five wholly owned subsidiaries, VectivBio AG, Basel (Switzerland), VectivBio Comet AG, Basel (Switzerland), GlyPharma Therapeutic Inc., Montreal (Canada), Comet Therapeutics Inc and VectivBio Inc. (USA) (collectively, the “Group”), is a global biotechnology group committed to making a difference in the lives of patients living with serious rare conditions. The Group’s mission is to use scientific innovation to target the biological root causes of serious rare conditions to achieve disease modification. The Group’s lead program, Apraglutide, is a next-generation glucagon-like peptide-2
(“GLP-2”)
analog for the treatment of short bowel syndrome (“SBS”) and for the treatment of patients with gastrointestinal acute versus host disease (“aGvHD”).
On April 9, 2021, VectivBio Holding AG closed its initial public offering of 8,625,000 ordinary shares, at a public offering price of USD 17.00 per share. The gross proceeds from the offering were USD 146.6 million. The Company’s ordinary shares began trading on the Nasdaq Global Market under the ticker symbol “VECT”.
These unaudited interim condensed consolidated financial statements were authorized for issuance by the Board of Directors of the Company on October 1
2
, 2022.

2.	Significant changes in the current reporting period
The financial position and performance of the Group was particularly affected by the following events and transactions during the
six-months
ended June 30, 2022:

•	On March 30, 2022, the Company entered into a partnering agreement (the “Agreement”) with Asahi Kasei Pharma Corporation (“AKP”).
Under the Agreement, the Company has granted an exclusive license to AKP, with the right to sublicense in multiple tiers, to develop, commercialize and exploit products derived from the Company’s lead product candidate, Apraglutide, within the territory of Japan. The Company and AKP will form a joint steering committee to handle development and regulatory plans, and AKP’s activities under the agreement will be conducted in partnership with the Company. The Company retains all rights to Apraglutide not granted to AKP.

•	On March 26, 2022, the Company entered into a note financing agreement (the “Loan”) with Kreos Capital VI (UK) Limited (“Kreos”).
The Loan is structured to provide the EUR equivalent of up to USD 75.0 million in borrowing capacity, the master loan line (“MLL”) comprising two loan facilities of which EUR equivalent of USD 18.75 million is to be a convertible loan line, (the “Convertible Loan”). The remainder of the MLL, is a term loan of EUR equivalent of USD 56.25 million which is to be drawn down at the same time as the convertible loan line in three tranches. As additional consideration for the Loan, Kreos received a fee of USD 750 thousand, as well as a warrant to purchase 324,190 of the Company’s ordinary shares at a price per ordinary share equal to the volume weighted average price per share for the
30-day
period ending three days prior to the signing of the Loan. The Company will grant to Kreos an additional warrant to purchase ordinary shares with an aggregate value of up to a maximum of USD 1.0 million, with an exercise price per share equal to the volume weighted average price per share for the
30-day
period ending three days prior to the date of the first drawdown of Loan B (Note 18). The warrants are exercisable for a period of seven years from the date of issuance.
The Loan contains customary affirmative and negative covenants. The affirmative covenants include, among others, administrative and reporting requirements subject to certain exceptions and materiality thresholds. The negative covenants include, among others, limitations on the Company’s ability to, subject to certain exceptions, incur additional debt. Additional information about this financing arrangement is disclosed in Note 18.

•
On June 14, 2022, the Company entered into an Underwriting Agreement with SVB Securities LLC and Piper Sandler & Co., as representatives of the several underwriters named therein, pursuant to which the Company agreed to issue and sell, in an underwritten public offering, an aggregate of 5,715,000 ordinary shares with a nominal value of CHF 0.05 per share at a public offering price of USD 5.25 per share. In addition, the Company granted the Underwriters an option for 30 days to purchase up to an additional 857,250 ordinary shares with a nominal value of CHF 0.05 per share at a public offering price of USD 5.25 per share.

•
On June 17, 2022, the Company issued from authorized share capital and sold 5,715,000 ordinary shares with a nominal value of CHF 0.05 per share to the underwriters. On June 23, 2022, the Company issued from authorized share capital and sold additional 752,688 ordinary shares with a nominal value of CHF 0.05 per share to the underwriters pursuant to the partial exercise of the underwriters’ previously granted option to purchase additional ordinary shares. The aggregate gross proceeds of the public offering amounted to USD 34 million, before deducting underwriting discounts and commissions and other offering expenses.

•
On June 14, 2022, the Company entered into a Subscription and Share Purchase Agreement (“Purchase Agreement”) with Forbion Growth Opportunities Fund II Coöperatief U.A., represented by Forbion Growth II Management B.V. (“Forbion”), pursuant to which Forbion agreed to purchase, and the Company agreed to sell an aggregate of 3,478,260 ordinary shares with a nominal value of CHF 0.05 per share at a price of USD 5.75 per share, for gross proceeds of USD 20 million, in a private placement. The 3,478,260 ordinary shares consisted of 425,252 ordinary shares issued from authorized share capital on June 23, 2022 and 3,053,008 treasury shares sold to Forbion on June 27, 2022.

3.	Basis of preparation of half-year condensed consolidated financial statements
These unaudited interim condensed
consolidated financial statements as of and for the
six-months
ended June 30, 2022, have been prepared in accordance with International Accounting Standard (“IAS”) 34
Interim Financial Reporting
.
They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with the consolidated and carve-out
financial statements for the year ended 31 December 2021, 2020 and 2019 approved on April 6, 2022.
The accounting policies adopted are consistent with those of the previous financial year and with the corresponding interim reporting period, except for the estimation of income tax and the adoption of new and amended standards as set out below.

4.	Summary of selected significant accounting policies
The Group’s significant accounting policies are set out in Note 2 to the consolidated and carve-out
financial statements as of and for each of the years ended December 31, 2021, 2020 and 2019 and conform with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except for the following new standards and amendments to standards published by the IASB, which are effective for annual periods beginning on or after January 1, 2022.
New and amended Standards and Interpretations that are mandatorily effective for the current year
The following standards and interpretations apply for the first time to financial reporting periods commencing on or after January 1, 2022:

Title	Effective Date
Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before intended use	January 1, 2022
Amendments to IFRS 3 – Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Annual Improvements to IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities.	January 1, 2022
Annual Improvements to IFRS 16 Leases – amendment to remove any confusion about the treatment of lease incentives.	January 1, 2022
The adoption of such standards did not have a significant impact on the unaudited interim condensed consolidated statements of financial position or statements of operations and other comprehensive loss of the Group.

New accounting policies applied in the preparation of the unaudited interim condensed consolidated financial statements as of and for the six-months
ended June 30, 2022
Revenue recognition
Our revenue is derived from contracts with customers in accordance with IFRS 15, mainly from the Agreement with AKP (Note 2 and 8).
Based on IFRS 15, we have performed the following steps in determining the appropriate amount of revenue to be recognized as we fulfill our obligations under this agreement:

1.	Identification of the promised goods or services in the contract;

2.	Determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract;

3.	Measurement of the transaction price, including the constraint on variable consideration;

4.	Allocation of the transaction price to the performance obligations; and

5.	Recognition of revenue when each performance obligation is satisfied.
For the licensing agreement we have considered a variety of factors in determining the appropriate estimates and assumptions, such as whether the elements within the agreement are distinct performance obligations, whether there are observable standalone selling prices, and whether the customer has right to use or a right to access a license. We have evaluated each performance obligation to determine if it can be satisfied and recognized as revenue at a point in time or over time.
With respect to our assessment of the Agreement with AKP (Note 2 and 8), we identified three performance obligations under the agreement (Note 8), (i) the grant of a right to use of Apraglutide intellectual property license in Japan, (ii) to conduct development services, and (iii) to provide manufacturing and supply of Apraglutide for commercial purposes.
Non-refundable
up-front
license fee and payments for development activities are considered fixed, while milestone payments and royalty payments are identified as variable consideration which must be further evaluated as to when the recognition criteria are met, and, therefore, may initially be excluded from the transaction price.
We estimate the amount of variable consideration using the most likely amount, as milestone payments typically only have two possible outcomes. We recognize revenue for sales-based royalty promised in exchange for the license of intellectual property only when the subsequent sale occurs.
We allocate transaction price by estimating standalone selling price of performance obligations and using the residual approach when the standalone selling price of the license is highly variable or uncertain.
Accordingly, we will recognize revenue for the grant of a right to use of Apraglutide intellectual property license in Japan at a point in time, as it relates to the upfront payment, when the right is granted. The regulatory milestones, sales milestones and royalties are all contingent on commercial sales of Apraglutide, and therefore, will be recognized based on the exception for sales and usage-based royalties received in exchange for licenses of intellectual property.

As it relates to the development milestone payments, these will be recognized when the payments are considered certain or highly probable, since they are considered variable consideration. This will be reassessed at each reporting period and incremental payments in the form of additional milestones would be recognized if considered certain or highly probable.
In relation to the performance obligation to conduct development services, revenue would be recognized over time, considering that the research and development services are satisfied over time. The customer has access to the activities over time as development occurs, therefore, we will recognize revenue based on the costs incurred as this method depicts the transfer of services.
As it relates to the performance obligation of manufacturing and supply of Apraglutide for commercial purposes revenue will be recognized at a point in time when the transfer of control happens.
Financial liabilities and derivatives
Financial liabilities containing embedded derivatives
On March 26, 2022, the Company entered into a Loan with Kreos (Note 2 and 18) structured to provide the EUR equivalent of up to USD 75.0 million in borrowing capacity and comprising two loan facilities of which EUR equivalent of USD 18.75 million is to be a convertible loan line and the remainder of the MLL, being a term loan of EUR equivalent of USD 56.25 million. Both loans contain various embedded derivatives related with extension clauses and early repayment clauses. In addition, the convertible loan contains an embedded derivative related to the conversion option. The Company has elected to designate both financial liabilities at fair value through profit and loss.
As of June 30, 2022, no amounts have been drawn down from these loans. Refer to Note 2 and 18 for further information on these loans.
Warrants
In connection with the term loan and convertible loan agreements with Kreos, the Company issued warrants to Kreos to purchase 324,190 ordinary shares of the Company at a determined subscription price.
The warrants are considered derivatives because there is no initial investment required, their value will vary based on future foreign currency exchange rates applied to a fixed USD price per share for the Company’s shares, and they will be settled in the future (seven years from the issue date). Although issued in connection with the Loan, the warrants have been considered standalone derivative, as described above because they are contractually transferable independently of the loans. They do not meet the criteria required for equity classification because their price is fixed in a foreign currency. Therefore, they will be recognized initially at fair value, classified as a financial liability, and measured at each reporting date at fair value with changes through profit and loss. Refer to Note 2 and 18 for further information on the warrants.

5.	Critical accounting judgments
Going concern
The Group has a limited operating history and has experienced net losses and significant cash used in operating activities since the inception of the Group. For the six-months
ended June 30, 2022, the Group had a net loss of USD 30,426 thousand (June 30, 2021: USD 45,118 thousand) and net cash used in operating activities of USD 9,764 thousand (June 30, 2021: USD 36,983 thousand). Management expects the Group to continue to incur net losses and have significant cash outflows for at least the next 12 months.
The board of directors of the Company is of the opinion that, the cash position as of June 30, 2022 of USD 142,144 thousand (December 31, 2021: USD 102,707 thousand) is sufficient to continue operating through the next 12 months from this date and meet the Group’s ongoing operating requirements, recurring expenses and required capital expenditures as they arise. In addition, the Company has borrowing capacity from Kreos Loan tranches A1 and A2 of EUR equivalent of up to USD 50 million and tranche B of EUR equivalent of up to USD 25 million subject to certain conditions. Refer to Note 2 and 18 for further information.

6.	Use of estimates in financial statement presentation
The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the year, which affect the reported amounts of assets and liabilities, as well as of revenues and expenses. Actual outcomes and results could differ from those estimates and assumptions.
Net pension liabilities
The retirement benefit obligation is calculated based on various financial and actuarial assumptions. The key assumptions for assessing these obligations are the discount rate, interest credit rate, mortality rate, future salary and pension increases, average retirement age and expected life expectation at regular retirement age. The calculations of the defined benefit obligations are performed by external actuaries and the principal assumptions used are summarized in Note 17. As of June 30, 2022, the underfunding amounted to USD 2,436 thousand (December 31, 2021: USD 3,190 thousand). Refer to Note 17 for further information.
Share-based payments
The 2021 Equity Incentive Plan, 2020 Equity Incentive Plan, the 2020 RSPA, the 2019 Equity Incentive Plan and the 2019 RSPA instruments described in our annual consolidated and carve-out
financial statements are measured at fair value at their respective grant dates. The Company used two valuation methodologies, which depend on the instrument being valued. For the restricted shares and RSUs, the Company used the share price as the fair value of the underlying equity instrument on the grant date based on the fair value of Company’s ordinary share at the forward value and estimated discount factor. For the share options, the Company used a variation of the Black-Scholes option pricing model (Black model), which takes into consideration the following variables to calculate the fair value of the options: fair value per Company’s ordinary share at the forward value, exercise price, volatility and duration. Refer to Note 13 for further information.

Valuation of warrant derivative
Since the fair values of warrant derivatives recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including a variation of the Black-Scholes option pricing model (Black model). The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments. Refer to Note 18 for further information.
Revenue from contracts with customers
The Group has applied the following judgements that significantly affect the determination of the performance obligations under the contract with AKP:
A good or service that is promised to a customer is distinct if both of the following criteria are met: (a) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (b) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. The Group determined that the performance obligations identified - (i) the grant of a right to use of Apraglutide intellectual property license in Japan, (ii) to conduct development services, and (iii) to provide manufacturing and supply of Apraglutide for commercial purposes - are each capable of being distinct.
In assessing whether each item has standalone value to the customer, the Group considers factors such as the development, manufacturing, and commercialization capabilities of the partner and the availability of the associated expertise in the general marketplace, which indicates that the customer can benefit from each of the license, the development services, and the manufacturing and supply of Apraglutide on their own. The Group also determined that the promises to transfer the license, to provide development services, and to manufacture and supply Apraglutide are distinct within the context of the contract. The license is separately identifiable in the contract and will be granted at contract inception. The license is not an input that will be integrated with the development services or manufacturing and supply of Apraglutide. The preparation and attendance of the various steering committees is to assist in conducting clinical trials and obtaining regulatory approval of the technology but does not modify the technology itself. In addition, the license, development services, and manufacturing and supply of Apraglutide are not highly interdependent or highly interrelated, because the delivery of license is not dependent on the services or deliveries of Apraglutide to be provided in the future, and accordingly, these promises are not interdependent or interrelated with each other.
In determining whether the license transfers to a customer either at a point in time or over time, the Group considers whether the nature of the Group’s promise in granting the license to a customer is to provide a right to access or a right to use the Group’s intellectual property. The Group assessed that it provides a right to use the license as the license exists (in terms of form and functionality) at a point in time at which it is granted.
The Group has allocated the transaction price to each performance obligation based on relative standalone selling prices.

7.	Segment information
The Group’s
non-current
assets not classified as financial assets are located in Switzerland and in the United States amounted to USD 22,713 thousand (December 31, 2021: USD 23,601 thousand) and USD 2,788 thousand (December 31, 2021: USD 2,788 thousand), respectively.

8.	Revenue from contracts with customers
On March 30, 2022, the Company entered into the Agreement with AKP. Under the Agreement, the Company has granted an exclusive license to AKP, with the right to sublicense in multiple tiers, to develop, conduct medical affairs, conduct non-clinical,
preclinical and clinical studies and trials, commercialize and exploit products derived from Apraglutide within the territory of Japan. The Company and AKP will form a joint steering committee to handle development and regulatory plans, and AKP’s activities under the agreement will be conducted in partnership with the Company. The Company retains all rights to Apraglutide not granted to AKP.
The Agreement will terminate at the later of: (a) the earlier of: (i) the date on which the product (including, the use, sale, offer for sale, importation, development, manufacturing or commercialization thereof) is no longer covered by any Group patent in Japan, and (ii) the date upon which a generic or biosimilar product is made available for commercial purchase in Japan; and (b) the date on which the last regulatory exclusivity for the product expires in Japan.
Pursuant to the terms of the Agreement, the Company received an upfront payment of JPY 3,000 million (USD 24.61 million at date of agreement) and a payment of JPY 600 million related to development activities (USD 4.92 million at date of agreement).
The Company is further eligible to receive payments of JPY 1,000 million related to development activities (USD 8.20 million at date of agreement) and to receive up to a possible total of JPY 20,000 million (USD 164.06 million at date of agreement) for various milestones as shown below:

•	Development milestones - JPY 1,000 million (USD 8.20 million at date of agreement);

•	Regulatory milestones - JPY 3,000 million (USD 24.61 million at date of agreement); and

•	Commercialization milestones - JPY 16,000 million (USD 131.25 million at date of agreement).
The Company will also receive a cost-plus manufacturing
mark-up
and tiered royalties of up to a
mid-double-digit
percentage on product sales continuing through the term of the Agreement.
With respect to our assessment of the Agreement with AKP (Note 2 and 4), we identified three performance obligations under the agreement, (i) the grant of a right to use of Apraglutide intellectual property license in Japan, (ii) to conduct development services, and (iii) to provide manufacturing and supply of Apraglutide products for commercial purposes.

The transaction price for the performance obligations related to the grant of intellectual property license in Japan and conducting development services has been determined to be JPY 23,000 million (USD 188.67 million at date of agreement) and JPY 1,600 million (USD 13.13 million at date of agreement), respectively, of which JPY 4,600 million (USD 37.74 million at date of agreement) are certain or highly probable, representing the upfront payment of JPY 3,000 million (USD 24.61 million at date of agreement) and the payments of JPY 1,600 million related to development activities (USD 13.13 million at date of agreement).
We recognized an amount of revenue for the right to use of Apraglutide intellectual property license in Japan of USD 24.61 million and for conducting development services of USD 1.27 million for the six-months
ended June 30, 2022. See Note 21 for related contract balances.

9.	Research and development expenses

	For the six-months ended June 30,
In thousands of USD	2022	2021
Employee expenses	(8,233)	(6,177)
Services expenses (i)	(17,826)	(15,838)
Material expenses (i)	(7,906)	(2,237)
License and IP expenses (ii)	(79)	(146)
Consulting expenses (iii)	(3,394)	(1,143)
Change in contingent consideration liabilities	—	(860)
Depreciation and amortization expenses	(73)	(93)

Total	(37,511)	(26,494)

(i)	Services and material expenses include services from third parties.
(ii)	License and intellectual property (“IP”) expenses mainly include legal cost in relation to IP.
(iii)	Consulting expenses include services of the scientific advisory and consultants who are not directly employed by the Group.

10.	General and administrative expenses

	For the six-months ended June 30,
In thousands of USD	2022	2021
Employee expenses	(9,318)	(11,654)
Professional services expenses (i)	(7,956)	(4,615)
Travel and meeting expenses	(304)	(17)
Facility expenses	(31)	(14)
Insurance and other charges expenses	(27)	(1)
Employee recruitment expenses	(160)	(1,071)
IT maintenance and support expenses	(835)	(448)
Capital tax and other non-income tax expenses	(78)	(826)
Depreciation and amortization expenses	(48)	(58)
Office and other administrative expenses	(533)	(393)

Total	(19,290)	(19,097)

(i)	Professional services expenses mainly include legal, accounting and other consulting expenses.

11.	Financial income and expense

	For the six-months ended June 30,
In thousands of USD	2022	2021
Interest income	18	—
Financial income	18	—
Interest expense on lease liabilities	(1)	(1)
Kreos Loan facility fee expense (Note 18)	(556)	—
Other interest expenses and bank charges	(61)	(22)
Changes in fair value of warrant liabilities	(4)	—

Financial expense	(622)	(23)

Foreign exchange differences, net	1,126	496

12.	Income taxes
Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year.

13.	Share-based payments
The Company offered to certain directors, executive officers, employees, and external consultants, providing services similar to those rendered by employees, to participate in one of the three different share-based payment plans to receive restricted shares, share options, or RSUs.
A total expense of USD 9,412 thousand for all share-based payment plans was recognized during the six-months
ended June 30, 2022 (June 30, 2021: USD 11,801 thousand), of which USD 3,714 thousand was recognized within research and development expense (June 30, 2021: USD 3,208 thousand) and USD 5,698 thousand within general and administrative expenses (June 30, 2021: USD 8,593 thousand), with a corresponding credit to equity (accumulated losses).

13.1	Restricted shares
No restricted shares were granted during the
six-months
ended June 30, 2022 or 2021.

13.2	Share options
For the
six-months
ended June 30, 2022, a total of 2,154,900 share options were granted (June 30, 2021: 2,358,400 share options).
The assessed fair value at grant date of share options granted is determined using an adjusted form of the Black-Scholes model that takes into account the exercise price and expected price volatility of the underlying share. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the share option is indicative of future trends, which may not necessarily be the actual outcome.
The following tables list the inputs to the model used for the plans. The weighted-average assumptions used in estimating the fair value of share options with service conditions granted in 2022 and 2021 were as follows:

	As of June 30, 2022	As of June 30, 2021
Fair value per share	3.89	12.38
Exercise price	5.52	4.70
Volatility	64.65%	58.10%
Duration	10 years	10 years

A summary of share option activity, is presented below.

	June 30, 2022
	Average exercise price (USD) per share option	Number of Options
Outstanding as of January 1, 2022	3.32	3,847,800

Granted during the period	5.52	2,154,900
Forfeited during the period	5.39	(191,441)

Outstanding as of June 30, 2022	4.07	5,811,259

Vested as of June 30, 2022	3.57	1,219,631

Exercisable as of June 30, 2022	3.57	1,219,631

	June 30, 2021
	Average exercise price (USD) per share option	Number of options
Outstanding as of January 1, 2021	0.05	1,252,900

Granted during the period	4.70	2,358,400
Forfeited during the period	0.05	(3,500)

Outstanding as of June 30, 2021	3.09	3,607,800

Vested as of June 30, 2021	2.91	182,677

Exercisable as of June 30, 2021	2.91	182,677

Share options outstanding at the end of the period have the following expiry dates and exercise prices:

Grant date	Expiry date	Exercise price (USD)	Share options at June 30, 2022
August 31, 2019	August 31, 2029	0.05	46,000
October 1, 2019	October 1, 2029	0.05	10,000
February 29, 2020	February 29, 2030	0.05	6,000
September 30, 2020	September 30, 2030	0.05	1,187,400
January 31, 2021	January 31, 2031	0.05	5,000
February 28, 2021	February 28, 2031	0.05	40,000
March 31, 2021	March 31, 2031	0.05	60,000
April 30, 2021	April 30, 2031	4.80	1,726,176
May 31, 2021	May 31, 2031	4.80	428,600
June 30, 2021	June 30, 2031	11.66	40,000
September 30, 2021	September 30, 2031	7.73	160,000
September 30, 2021	September 30, 2031	4.80	40,000
December 31, 2021	December 31, 2031	4.91	40,000
January 31, 2022	January 31, 2032	4.83	130,000
February 28, 2022	February 28, 2032	5.65	1,610,483
March 31, 2022	March 31, 2032	4.71	15,000
April 30, 2022	April 30, 2032	4.50	110,000
May 31, 2022	May 31,2032	5.84	10,000
June 30, 2022	June 30,2032	5.40	146,600
Total			5,881,259
Weighted average fair value of options granted during the period (in USD)			3.89
Weighted average remaining contractual life of options outstanding at end of period (in years)			9.03

13.3	Restricted share units
For the
six-months
ended June 30, 2022, no RSUs were granted (June 30, 2021: 446,000 RSUs were granted) and 30,000 RSUs were forfeited (June 30, 2021: no RSUs were forfeited).

	June 30, 2022
	Restricted share units	Weighted- average grant-date fair value
Outstanding as of January 1, 2022	548,969	11.86

Granted during the period	—	—
Vested	(141,212)	12.45
Forfeited during the period	(30,000)	15.55

Non-vested as of June 30, 2022	377,757	11.35

	June 30, 2021
	Restricted share units	Weighted- average grant-date fair value
Outstanding as of January 1, 2021	234,500	4.60

Granted during the period	446,000	15.55
Vested	(25,761)	5.18
Forfeited during the period	—	—

Non-vested as of June 30, 2021	654.739	12.04

The RSUs include a net settlement feature under which the Company withholds shares in order to settle the employee’s s tax obligations.
The Company equity-settles the RSUs on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee’s tax obligation and only issuing the remaining shares on completion of the vesting period. For the six-months
ended June 30, 2022, 118,355 RSUs were equity-settled and an amount of USD 250 thousand was withheld and paid to the taxation authority (June 30, 2021 no RSUs were settled).

14.	Loss per share
The following summarizes basic and diluted loss per share for the period:

In thousands of USD, except per share data	For the six-months ended June 30,
	2022	2021
Net loss attributable to ordinary shareholders	(30,426)	(45,118)
Weighted average number of ordinary shares issued and outstanding	35,555,929	19,977,608

Basic and diluted loss per share (in USD)	(0.86)	(2.26)

For the
six-months
ended June 30, 2022, and 2021, basic loss per share was calculated based on the weighted average number of ordinary shares issued and outstanding and excluded non-vested
shares granted in connection with the share-based payments (Note 13). Such shares are included in the weighted average number of ordinary shares as entitlement to them vests (conditional on continued employment and in the case of the RSUs, the occurrence of a liquidity event). As of June 30, 2022, the Group had 805,106 granted but not vested ordinary shares granted in connection with share-based payments (June 30, 2021: 1,957,032 granted but not vested ordinary shares). As of June 30, 2022, the Group had 9,989 RSUs not issued but vested in connection with share-based payments (June 30, 2021: 23,261 RSUs not issued but vested in connection with share-based payments), these RSUs have been included in the determination of basic and diluted loss per share.
Contingently issuable shares per terms of the anti-dilution protection granted to the Company’s issued warrants, were not evaluated for their dilutive effect, as the conditions for their conversion were not met as of June 30, 2022, and thus, were not included in diluted earnings per share.

As the Group did not generate any profits for the
six-months
ended June 30, 2022, and 2021 the effect of
non-vested
shares (Note 13.1),
non-vested
share options (Note 13.2), and
non-vested
RSUs (Note 13.3) and warrants (Note 18) is anti-dilutive.

15.	Goodwill and intangible assets

	Goodwill and intangible assets
In thousands of USD	Goodwill	Apraglutide	Comet Platform	Total
COST
Balance as of January 1, 2022	925	22,334	2,788	26,047

Additions	—	—	—	—
Retirements	—	—	—	—
Foreign exchange difference	(31)	(751)	—	(782)

Balance as of June 30, 2022	894	21,583	2,788	25,265

As of June 30, 2022, there were no indicators of impairment of any of the CGUs.

16.	Share capital

	June 30, 2022
	Number of issued shares	Nominal value of shares
	Ordinary shares	(in thousands of USD)
Balance as of January 1, 2022	36,635,713	1,935
Issuance of ordinary shares	14,056,077	726

Balance as of June 30, 2022	50,691,790	2,661

	June 30, 2021
	Number of issued shares	Nominal value of shares
	Ordinary shares	(in thousands of USD)
Balance as of January 1, 2021	13,042,080	1,409
Issuance of ordinary shares	22,819,788	486

Balance as of June 30, 2021	35,861,868	1,895

16.1	Issued share capital
As of June 30, 2022, the issued share capital amounted to CHF 2,534,589.50 (USD 2,661 thousand) (December 31, 2021: CHF 1,831,785.65 (USD 1,935 thousand)), consisting of 46,037,642 issued and outstanding ordinary shares with a nominal value of CHF 0.05 (USD 0.05) per share (December 31, 2021: 35,973,339 issued and outstanding ordinary shares) and 4,654,148 ordinary shares held in treasury (December 31, 2021: 662,374 ordinary shares) (Note 16.2). Except for the treasury shares, all of these shares have the same voting rights.

Since January 1, 2022, the issued share capital increased as follows:
On May 6, 2022, the Company issued 3,053,008 ordinary shares with a nominal value of CHF 0.05 per share from authorized share capital to be held in treasury for purposes of one or several placements with investors or acquisitions.
On June 17, 2022, the Company issued from authorized share capital and sold 5,715,000 ordinary shares with a nominal value of CHF 0.05 per share to the underwriters. On June 23, 2022, the Company issued from authorized share capital and sold additional 752,688 ordinary shares with a nominal value of CHF 0.05 per share to the underwriters pursuant to the partial exercise of the underwriters’ previously granted option to purchase additional ordinary shares. The aggregate gross proceeds of the public offering amounted to USD 34 million, before deducting underwriting discounts and commissions and other offering expenses.
Also, during June 2022, Forbion purchased an aggregate of 3,478,260 ordinary shares with a nominal value of CHF 0.05 per share at a price of USD 5.75 per share, for gross proceeds of USD 20 million, in a private placement. The 3,478,260 ordinary shares consisted of 425,252 ordinary shares issued from authorized share capital on June 23, 2022 and 3,053,008 treasury shares sold to Forbion on June 27, 2022.
On June 30, 2022, the board of directors of the Company resolved to issue 4,110,129 ordinary shares with a nominal value of CHF 0.05 per share from authorized share capital to be held in treasury for purposes of one or several placements with investors or acquisitions. The capital increase was entered in the commercial register on July 4, 2022.
As a result of these transactions, the Company has incurred transaction costs amounting to a total of USD 4,496 thousand during the period until June 30, 2022. The transaction costs arising from recent share issuances as well as those incurred in previous periods have been accounted for as a reduction of equity, net of any related income tax benefit.

16.2	Treasury shares
Treasury shares are shares of the Company that are held by the Group mainly for the purpose of issuing shares under the Group’s equity-settled share-based payment plans for its employees and placements with investors or acquisitions. For the six-months
ended June 30, 2022, 162’707 RSUs were settled by issuing treasury shares out of which 44’352 treasury shares were withheld in the amount which was paid to the taxation authority (June 30, 2021: no RSUs were settled) (see Note 13 for further information). Refer to the table below for the reconciliation of treasury shares for the six-months
ended June 30, 2022.

	June 30, 2022
	Number of shares	(in thousands of USD)
Balance as of January 1, 2022	(662,374)	(35)
Shares allocated for RSUs net settlement (Note 13)	118,355	(331)
Shares issued	(4,110,129)	(215)

Balance as of June 30, 2022	(4,654,148)	(581)

16.3	Authorized share capital
As of June 30, 2022, the authorized share capital amounted to CHF 90,896.15 (USD 95 thousand) (December 31, 2021: CHF 793,700 (USD 860 thousand)), consisting of 1,817,923 ordinary shares (December 31, 2021: 15,874,000 ordinary shares), with a nominal value of CHF 0.05 (USD 0.05) per share.
On June 30, 2022, the annual general meeting of shareholders of the Company resolved the increase and renewal of the authorized share capital to CHF 992,218.00 (USD 1,038 thousand), consisting of 19,844,360 ordinary shares with a nominal value of CHF 0.05 (USD 0.05) per share until June 30, 2024. The resolutions of the annual general meeting of shareholders were entered in the commercial register on July 4, 2022.

16.4	Conditional share capital
As of June 30, 2022, the conditional share capital amounted to CHF 832,392.25 (USD 871 thousand) (December 31, 2021: CHF 832,392.25 (USD 973 thousand)), consisting of 16,647,845 ordinary shares (December 31, 2021: 16,647,845 ordinary shares) with a nominal value of CHF 0.05 (USD 0.05) per share.
On June 30, 2022, the annual general meeting of shareholders of the Company resolved to increase the conditional share capital for participation programs to CHF 541,332.00 (USD 567 thousand), consisting of 10,826,640 ordinary shares with a nominal value of CHF 0.05 (USD 0.05) per share. The resolution of the annual general meeting of shareholders was entered in the commercial register on July 4, 2022, resulting in an aggregate conditional share capital of CHF 992,218.00 (USD 1,038 thousand), consisting of 19,844,360 ordinary shares with a nominal value of CHF 0.05 (USD 0.05) per share.

17.	Defined benefit plan
No curtailment or settlement occurred during the
six-months
ended June 30, 2022, in any of the defined benefit pension plans offered.
The most recent actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out as of June 30, 2022, by an independent third party. The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the Projected Unit Credit method.

The amounts recognized through profit or loss as employee benefits expense either within research and development expenses or within general and administrative expenses, depending on their function with respect to the defined benefit plans, are as follows:

	For the six-months ended June 30,
In thousands of USD	2022	2021
Current service cost	718	370
Interest cost	22	8
Expected return on plan assets	(18)	(7)
Administration costs	2	3

Expense recognized in profit or loss	724	374

The amounts recognized in other comprehensive loss with respect to the defined benefit plans are as follows:

	For the six-months ended June 30,
In thousands of USD	2022	2021
Remeasurement (gain)/loss on defined benefit obligation
Actuarial (gains)/losses arising from plan experience	1,215	264
Actuarial (gains)/losses arising from demographic assumption	—	(570)
Actuarial (gains)/losses arising from financial assumptions	(3,213)	(310)
Return on plan assets excl. interest income	1,168	108

Expense recognized in other comprehensive loss	(830)	(508)

The amount included in the unaudited interim condensed consolidated statements of financial position arising from the Group’s obligation in respect to its defined benefit plan is as follows:

In thousands of USD	For the six- months ended June 30, 2022
Present value of defined benefit obligation	14,424
Fair value of plan assets	(11,988)

Net liability arising from defined benefit obligation	2,436

Movements in the present value of the defined benefit obligation in the reporting period were as follows:

In thousands of USD	2022
Beginning defined benefit obligation as of January 1	14,936
Current service cost	718
Interest expense on defined benefit obligation	22
Contributions paid by employees	432
Benefits (paid)/deposited	1,041
Remeasurement (gain)/loss on defined benefit obligation	(1,998)
Other	5
Foreign currency exchange (gains)/losses	(732)

Ending defined benefit obligation as of June 30	14,424

Movements in the present value of the plan assets in the reporting period were as follows:

In thousands of USD	2022
Beginning fair value of plan assets as of January 1	11,710
Return on plan assets excluding interest income	18
Contributions paid by employer	549
Contributions paid by employees	436
Benefits (paid)/deposited	1,041
Actuarial gain/(loss) on plan assets	(1,168)
Administration expense	(2)
Other	(5)
Foreign currency exchange gains/(losses)	(591)

Ending fair value of plan assets as of June 30	11,988

The allocation of the assets of the different asset classes corresponds to:

June 30, 2022
Cash	1.0%
Bonds	60.1%
Equities	25.7%
Properties	10.1%
Other	3.1%

Total	100.0%

Principal assumptions used for the purposes of the actuarial valuations were as follows:

June 30, 2022
Discount rate	2.0%
Interest credit rate	2.0%
Expected rate of salary increase	2.0%
Expected rate of pension increase	0.0%
Mortality rate	BVG 2020 GT
The following sensitivity analyses - based on the principal assumptions - have been performed based on reasonably possible changes to the assumptions occurring at the end of the reporting period:
If the discount rate would increase/(decrease) by 25 basis points, the defined benefit obligation would decrease by USD 283 thousand (increase by USD 298 thousand) if all other assumptions were held constant.
If the expected salary growth would increase (decrease) by 25 basis points, the defined benefit obligation would increase by USD 59 thousand (decrease by USD 59 thousand) if all other assumptions were held constant.
If the expected pension growth would increase by 25 basis points, the defined benefit obligation would increase by USD 230 thousand if all other assumptions were held constant.
No sensitivity analysis was performed on other assumptions as a similar change to those assumptions would not have a significant impact on these unaudited interim condensed consolidated financial statements.

The average duration of the defined benefit obligation at the end of the reporting period is 15 years. The Group expects to make contributions of USD 370 thousand to the defined benefit plan during the second half of 2022.

18.	Financial liabilities and derivatives
On March 26, 2022, the Company entered into a note financing agreement (the “Loan”) with Kreos Capital VI (UK) Limited (“Kreos”).
The debt facility is structured to provide the EUR equivalent of up to USD 75.0 million in borrowing capacity under a master loan line. The master loan line is comprised of two loan facilities, of which the EUR equivalent of USD 18.75 million is a convertible loan line, (the “Convertible Loan”) and the EUR equivalent of USD 56.25 million is a term loan line (the “Term Loan”), each of which may be drawn down in three tranches as follows:

Loan A1:	Convertible Loan – EUR equivalent of USD 7.5 million Term Loan – EUR equivalent of USD 22.5 million

Loan A2:	Convertible Loan – EUR equivalent of USD 5.0 million Term Loan – EUR equivalent of USD 15.0 million

Loan B:	Convertible Loan – EUR equivalent of USD 6.25 million Term Loan – EUR equivalent of USD 18.75 million
The tranches of the Convertible Loan and the Term Loan under Loan A1 and Loan A2 are available for drawdown until September 30, 2022.
The Company is obligated to draw down the first portion of Loan A1 and Loan A2 in an amount of at least the EUR equivalent of USD 10.0 million by September 30, 2022, with the EUR equivalent of USD 2.5 million comprising the Convertible Loan portion (the “Minimum Convertible Note”).
The tranches of the Convertible Loan and the Term Loan under Loan B will be available for drawdown until December 31, 2022, subject to certain conditions.
The availability of any funds under a drawdown of Loan A1, Loan A2 or Loan B is conditional upon the Group having a debt-to-market
capitalization ratio (where debt includes the amount of the proposed drawdown) equal to or less than 25% at the time of each drawdown, among other conditions.
The availability of any funds under a drawdown of Loan B is conditional upon the Group (i) raising USD 80 million in new equity and/or subordinated convertible debt, or other non-dilutive
funds, and (ii) releasing interim data for the Phase 2 STARS Nutrition study that supports continuation of such study, among other conditions.
The Convertible Loan and the Term Loan have an interest-only repayment period until March 31, 2023, which can be extended in two extensions to June 30, 2024, at the latest, if certain conditions are met. Payments will then be comprised of both interest and principal until both loans are paid off, with an end date ranging from March 31, 2025 to June 30, 2026, if the interest-only period has been extended to June 30, 2024.

In connection with both the Convertible Loan and the Term Loan, the Company and each of its subsidiaries have entered into pledge agreements in respect of the Group’s worldwide intellectual property in favor of Kreos as pledgee (excluding intellectual property in respect of Apraglutide granted, issued, or pending in Japan).
VectivBio Holding AG, VectivBio AG and VectivBio Comet AG additionally entered into pledge agreements pledging (i) all of the share capital of VectivBio AG and VectivBio Comet AG, and (ii) all of the Swiss bank accounts of VectivBio Holding AG, VectivBio AG and VectivBio Comet AG, in each case, in favor of Kreos.
VectivBio Holding AG, VectivBio AG and VectivBio Comet AG additionally entered into an agreement guaranteeing Kreos’s claims under both the Convertible Loan and the Term Loan. VectivBio AG also assigned to Kreos certain rights under licensing agreements for security purposes. Under the abovementioned security agreements, Kreos will have recourse to the relevant collateral in the event the Company defaults under the Convertible Loan and the Term Loan.
The Convertible Loan and the Term Loan contain customary affirmative and negative covenants. The affirmative covenants include, among others, administrative and reporting requirements subject to certain exceptions and materiality thresholds. The negative covenants include, among others, limitations on the Company’s ability to, subject to certain exceptions, incur additional debt.
The Company may prepay all, but not part, of the Term Loan and the Convertible Loan amounts at any time, by notifying the lender at least fifteen days in advance of the first business day of each month; provided, however, that Kreos may at its option convert amounts outstanding under the Convertible Loan into ordinary shares after receipt of any such prepayment notification.
In connection with this agreement, the Company has paid an amount of USD 750 thousand for transactions fees. Since the Company does not expect to utilize the facility with exception to the amount of compulsory drawdown, the amount of transaction fees has been apportioned between the amount expected to be utilized, and the amount not expected to be utilized. The portion related to the compulsory drawdown is deferred until such drawdown, when it will be recognized as an expense, since the respective amount of loan will be measured at fair value through profit and loss. The remaining portion represents a payment for liquidity services, and thus, is initially capitalized and subsequently expensed over the facility period on a straight-line basis. In the six-months
ended June 30, 2022, an expense of USD 223 thousand has been recorded in the unaudited interim condensed consolidated statement of operations in the line-item of Financial expenses. In the six-months
ended June 30, 2022, the portion related to the compulsory drawdown in the amount of USD 100 thousand has been presented within cash flows provided by financing activities in the unaudited interim condensed consolidated statement of cash flows, with the remaining portion in the amount of USD 650 thousand presented within cash flows used in operating activities.

Convertible Loan
As of June 30, 2022, no amount has been drawn down in connection with the Convertible Loan, therefore no amount has been recorded in the unaudited interim condensed consolidated financial statements. Borrowing under the Convertible Loan bear interest at an implied fixed rate of 7.45% per annum.
The Minimum Convertible Note will be convertible upon draw down into 356,961 ordinary shares at a price per ordinary share of USD 7.0036. The remaining Convertible Loan amount is convertible upon subsequent drawdowns, if any, into a number of ordinary shares to be determined based on a price per ordinary share that is at a 130% premium to the volume weighted average price of shares traded during the
30-day
period ending three days prior to the date of each drawdown after drawdown of the Minimum Convertible Note.
Based on the term and conditions of the Convertible Loan, the Group has concluded that the Convertible Loan includes a financial liability and a written embedded conversion option from the perspective of the issuer, since it is denominated in a currency other than the functional currency of the Company, thus failing the requirement of exchanging a fixed amount of cash or another financial asset for a fixed number of equity instruments to qualify as an equity instrument.
The embedded written option has not been determined to be a closely related embedded derivative and therefore susceptible to be separated and measured at fair value through profit or loss.
In addition, the Convertible Loan contains additional embedded derivatives related with extension clauses and early repayment clauses:

•
Extension clauses: a first extension option to December 31, 2025 subject to: (i) raising USD 80 million in new equity and/or subordinated convertible debt from existing or new investors, and/or licensing milestone payments or other payments made under a licensing agreement; and (ii) release of interim data for the Phase 2 STARS Nutrition study which supports continuation of such study; a second extension option to June 30, 2026 subject to announcement of positive Phase 3 results for the
SBS-IF
study by December 31, 2025.

•
Early repayment clauses: the Convertible Loan has several early repayment options which vary depending on the period when the loan is repaid (ranging from within 12 months up to after 37 months since drawdown) and have different conditions based on such periods or early repayment (ranging from principal outstanding, plus future interest to final repayment date discounted at 4% per annum to 101% of principal outstanding, in any case plus costs and additional payments of 3% of the amount drawn down not payable on amounts converted).

Pursuant to all terms and conditions described above, the instrument meets the definition of a hybrid instrument under IFRS 9. However, the Group has elected the fair value option, whereby the Convertible Loan, including all the embedded derivatives, will be accounted for as one instrument (not separating the loan from the derivatives) at fair value with changes in fair value for each reporting period recorded in profit or loss.

Term Loan
As of June 30, 2022, no amount has been drawn down in connection with the Term Loan, therefore no amount has been recorded in these unaudited interim condensed consolidated financial statements. Borrowings under the Term Loan bear interest at an implied fixed rate of 8.95% per annum.
The Term Loan contains the same clauses described above for the Convertible Loan related to extension of the term of the loan and early repayment of the loan. Such clauses have been considered derivatives embedded in the Term Loan. Therefore, the instrument meets the definition of a hybrid instrument under IFRS 9. However, the Group has elected the fair value option also for the Term Loan.
As a consequence, the Term Loan, including the embedded derivatives, will be accounted for as one instrument (not separating the loan from the derivatives) at fair value with changes in fair value for each reporting period recorded in profit or loss.
Warrants
On March 26, 2022, in connection with the agreement with Kreos described above, the Company also granted warrants to Kreos to purchase 324,190 ordinary shares of the Company issuable upon the exercise of the warrant at an exercise price of USD 5.5243 per share, recognizing the fair value amounting USD 1,120 thousand in the line-item of Other current assets and Warrant liability, respectively.
As with the transaction fee, since the Company does not expect to utilize the facility with exception to the amount of compulsory drawdown, the initial fair value of the warrants has been apportioned between the amount expected to be utilized, and the amount not expected to be utilized. The portion related to the compulsory drawdown is deferred until such drawdown. The remaining portion represents a payment for liquidity services, and thus, is expensed over the facility period on a straight-line basis. In the six-months
ended June 30, 2022, an expense of USD 333 thousand has been recorded in the unaudited interim condensed consolidated statement of operations in the line-item of Financial expenses.
The Company will grant to Kreos additional warrants to purchase ordinary shares with an aggregate value of up to a maximum of USD 1.0 million, with an exercise price per share equal to the volume weighted average price per share for the
30-day
period ending three days prior to the date of the first drawdown of Loan B.
The warrants are exercisable for a period of seven years from the date of issuance.
As described in Note 4, the warrants have been considered as standalone derivatives and measured at fair value with changes through profit and loss. The fair value of the warrants as of June 30, 2022, amounts to USD 1,124 thousand and the changes in fair value recorded in the six-months
ended June 30, 2022, amount to USD 4 thousand loss (Note 11).

The following assumptions were used to calculate the fair value of the warrants:

Assumptions	June 30, 2022
Expected volatility	64.8%
Expected term (in years)	6.7
Risk-free interest rate	2.3%
Dividiend yield	0.0%

19.	Financial instruments

19.1	Capital management
The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

19.2	Categories of financial instruments

As of June 30, 2022 In thousands of USD	Financial assets at amortized cost (incl. Cash and cash equivalents)	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
Financial assets	59	—	—	59
Cash and cash equivalents	142,144	—	—	142,144

Total financial assets	142,203	—	—	142,203

Warrant liability	—	1,124	—	1,124
Lease liabilities	—	—	221	221
Trade payables	—	—	12,527	12,527
Accrued expenses	—	—	14,944	14,944
Other current liabilities	—	—	1,445	1,445

Total financial liabilities	—	1,124	29,137	30,261

As of December 31, 2021 In thousands of USD	Financial assets at amortized cost (incl. Cash and cash equivalents)	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
Financial assets	61	—	—	61
Other current assets	4	—	—	4
Cash and cash equivalents	102,707	—	—	102,707

Total financial assets	102,772	—	—	102,772

Lease liabilities	—	—	292	292
Trade payables	—	—	8,595	8,595
Accrued expenses	—	—	8,339	8,339

Total financial liabilities	—	—	17,226	17,226

The carrying amounts of financial assets and financial liabilities recognized in the unaudited interim condensed consolidated financial statements approximate their fair values.

20.	Related party transactions

20.1	Compensation for Executive Management and Board of Directors (“BOD”)

	For the six-months ended June 30,
In thousands of USD	2022	2021
Fees, salaries and other short-term employee benefits	2,519	1,912
Post-employment benefits	493	396
Share-based compensation	7,717	8,449

Total compensation for Executive Management and BOD	10,729	10,757

20.2	Related party balances and transactions
As of June 30, 2022, and December 31, 2021, there were
no
related party balances outstanding.

21.	Contract balances
Contract liabilities amounting USD
3,488
 thousand (December 31, 2021: USD
0
thousand) represent prepayments for development services which are yet to be rendered. They are presented as deferred revenue in the unaudited interim condensed consolidated statements of financial position.

22.	Events after the reporting period
On July 4, 2022, Comet Therapeutics, Inc. was merged into VectivBio Comet AG, taking over all assets and liabilities of Comet Therapeutics, Inc. at book value. The Intellectual Property right is the relevant asset of Comet Therapeutics, Inc. and the fair value of the IP amounts to USD 6.43 million (CHF 5.86 million).
On October
12
, 2022, we entered into an amendment to our note financing agreement, or the Amended Loan, with Kreos Capital VI (UK) Limited, or Kreos. The total amount of borrowings available under the Amended Loan remains unchanged from the EUR equivalent of up to USD 75.0 million in borrowing capacity that was provided under the master loan line in the original loan. The master loan line is comprised of two loan facilities, of which the EUR equivalent of USD 18.75 million is a convertible loan line, or the Convertible Loan, and the EUR equivalent of USD 56.25 million is a term loan line, or the Term Loan, each of which may be drawn down in tranches as follows:

•	Loan A: Convertible Loan – EUR equivalent of USD 12.5 million; Term Loan – EUR equivalent of USD 37.5 million; and

•	Loan B: Convertible Loan – EUR equivalent of USD 6.25 million; Term Loan – EUR equivalent of USD 18.75 million.
Loan A has been extended and will be available for drawdown until May 31, 2024. Loan B has been extended and will be available for drawdown until June 30, 2024. Contemporaneously with execution of the Amended Loan, we delivered to Kreos drawdown requests under Loan A for an aggregate amount equal to the EUR equivalent of USD 10 million. Under the Amended Loan, we must deliver to Kreos further drawdown requests under Loan A for an aggregate amount equal to the EUR equivalent of USD 10 million by September 30, 2023. The Amended Loan also contains certain repayment fees and granted Kreos the right to receive additional warrants on prepayment of borrowings. The financial effect of the Amended Loan on the Group is yet to be estimated.